Exhibit 1.6

JUST ENERGY GROUP INC.

Notice of Meeting of SENIOR Unsecured DEBTholders

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated July 17, 2020, a meeting (the “Senior Unsecured Debtholders’ Meeting”) of, collectively, holders (the “Senior Unsecured Debtholders”) of debt (the “Senior Unsecured Debt”) outstanding under: (i) the trust deed dated as of January 29, 2014, between the Corporation, US Bank Trustees Limited and Elavon Financial Services Limited, UK Branch establishing the 6.5% convertible bonds due December 31, 2020 (the “$150 Million Convertible Bonds”), (ii) the loan agreement dated as of September 12, 2018, between, among others, the Corporation, National Bank of Canada, and Sagard Credit Partners, LP (the “Term Loan Agreement”) and (iii) all related documentation, including, without limitation, all applicable guarantee documentation, related to the foregoing, will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9, on August 25, 2020 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Senior Unsecured Debtholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management proxy circular dated July 17, 2020 (the “Proxy Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Proxy Circular; and

2.	to transact such further and other business as may properly come before the Senior Unsecured Debtholders’ Meeting or the reconvening of any adjournment or postponement thereof.

AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of certain securities to be issued pursuant to the Arrangement.

Additional information on the above matters can be found in the Proxy Circular.

The record date for entitlement to notice of the Senior Unsecured Debtholders’ Meeting has been set by the Court, as July 23, 2020 (the “Record Date”). Senior Unsecured Debtholders entitled to vote at the Senior Unsecured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Senior Unsecured Debt owed to such registered Senior Unsecured Debtholder as of the Record Date in respect of the Senior Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Debtholders’ Meeting.

Subject to any further order of the Court, the Court has set the quorum for the Senior Unsecured Debtholders’ Meeting at two or more persons entitled to vote at the Senior Unsecured Debtholders’ Meeting present in person or represented by proxies.

The Proxy Circular, this notice (“Notice”) and the form of Senior Unsecured Debtholder Proxy (the “Senior Unsecured Debtholder Proxy”) (collectively, the “Senior Unsecured Debtholder Meeting Package”) are being distributed to Senior Unsecured Debtholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Senior Unsecured Debtholders are reminded to review the Senior Unsecured Debtholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Senior Unsecured Debt.

All Senior Unsecured Debtholders are requested to vote in accordance with the instructions provided on the Senior Unsecured Debtholder Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Senior Unsecured Debtholders’ Meeting:

(a)	beneficial holders of the $150 Million Convertible Bonds must submit to their respective Intermediaries at or prior to 10:00 a.m. (Toronto time) on August 21, 2020 (the “Voting Deadline”) or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Senior Unsecured Debtholder Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf); and

(b)	Term Loan Debtholders must submit to Kingsdale Advisors, at or prior to the Voting Deadline, or such earlier deadline as Kingsdale Advisors may advise, their duly completed Senior Unsecured Debtholder Proxy (or provide such other documentation or take such other action as Kingsdale Advisors may customarily request for purposes of obtaining voting instructions).

in each case in accordance with the instructions set forth in the Senior Unsecured Debtholder Proxy and any instructions provided by your Intermediary, Kingsdale Advisors (the “Proxy and Information Agent”) or the Term Loan Agent, as applicable.

Senior Unsecured Debtholders may attend the Senior Unsecured Debtholders’ Meeting in person or may appoint another person as proxyholder. The Senior Unsecured Debtholder Proxy nominates Scott Gahn, Jonah Davids or William Weld, and each one of them with full power of substitution as proxyholders. A Senior Unsecured Debtholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the Senior Unsecured Debtholder Proxy and following the instructions contained therein. Senior Unsecured Debtholders requiring assistance should contact the Proxy and Information Agent. Persons appointed as proxyholders need not be Senior Unsecured Debtholders.

Subject to any further order of the Court, the Senior Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Senior Unsecured Debtholders entitled to vote at the Senior Unsecured Debtholders’ Meeting and present in person or represented by proxy, voting together as a single class, at the Senior Unsecured Debtholders’ Meeting. The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Just Energy’s Convertible Debentures and Preferred Shares and Common Shares (each as defined in the Proxy Circular) at separate meetings, other approvals as may be required by the Court and the Toronto Stock Exchange, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (Toronto time) on September 2, 2020 (or at such other time or by such other means as directed by the Court).

DATED at Toronto, Ontario this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY GROUP INC.
By:	<Signed> Scott Gahn
Name: Scott Gahn
Title: President and Chief Executive Officer